Exhibit 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	1,895	2,796	4,172	4,034	4,418

Plus: Loss from equity investees	134	111	106	26	27

Less: Capitalized interest	(15)	(34)	(46)	(33)	(55)
Preference security dividend requirements of consolidated subsidiaries	(8)	(7)	(6)	(6)	(7)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	2,006	2,866	4,226	4,021	4,383

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	844	914	896	865	761 (a)
Interest component of rental expense (b)	277	251	290	289	230
Preference security dividend requirements of consolidated subsidiaries	8	7	6	6	7

Total fixed charges	1,129	1,172	1,192	1,160	998

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	3,135	4,038	5,418	5,181	5,381

Ratio of earnings to fixed charges	2.8	3.4	4.5	4.5	5.4

(a)	Includes interest expense of $7 million, $0 and $13 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.